Exhibit 99.1

 2016 Earnings CallFebruary 16, 2017

 Forward-Looking Statement  2  Fortis Inc. (“Fortis” or, the “Corporation”) includes forward-looking statements in this presentation within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this presentation reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: the expected confirmation of nominated directors to the Corporation’s board; the expectation that the acquisition of ITC will be accretive to earnings per share in 2017; the Corporation’s forecast gross consolidated capital expenditures for 2017 and the period 2017 through 2021; the Corporation’s forecast midyear rate base for the period 2017 through 2021; the expectation that the Corporation’s growth rate and business model will deliver superior risk-adjusted returns for the Corporation’s shareholders; the nature, timing and expected costs of certain capital projects including, without limitation, the ITC Multi-Value Regional Transmission Projects, 34.5kV to 69kV Conversion Project and the Lake Erie Connector, the Central Hudson Gas Main Replacement Program, the FortisBC Lower Mainland System Upgrade and pipeline expansion to the Woodfibre liquefied natural gas site, the FortisAlberta Pole Management Program, and the Wataynikaneyap Project; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; targeted average annual dividend growth through 2021; the expectation that the Corporation will continue its record for longest consecutive dividend increases for a public company in Canada; the expectation that financial strength and borrowing capacity will position the Corporation well to fund its organic growth and identified opportunities; the expectation that the Corporation will not pay cash taxes through 2021; the expectation that tax reform will reduce pressure on customer rates; and the potential impact of US tax reform on earnings.Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; sufficient human resources to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations; currency exchange rates and resolution of pending litigation matters. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars.

 Barry Perry  President & CEO

Fortis Delivers Strong Results in 2016

Transformative Acquisition Completed

- ✓ Closed the acquisition of ITC in a transaction valued at ~$16 billion on closing
- ✓ Listed on New York Stock Exchange

Execution of Growth Strategy

- ✓ Invested $2.1 billion in 2016
- ✓ Major capital projects progressing
- ✓ Pursuing additional opportunities in service territories

Strong Earnings and Cash Flow

- ✓ 18% and 8% increase in adjusted EPS for Q4 and 2016, respectively, excluding ITC
- ✓ Cash flow from operations 13% higher than 2015

Progress in Regulatory Proceedings

- ✓ Constructive outcomes at FortisBC, FortisAlberta, TEP & ITC in 2016

FORTIS INC.

4

 5  ITC Accretive to EPS with Integration on Track  5  ITC Immediately Accretive to EPS in 2016 (1)   Integration On Track Minimal impact on day-to-day operations at ITCITC’s new board of directors formedLinda Blair appointed President and CEO of ITC during Q4 2016Joe Welch to be nominated for Fortis’ board of directors in 2017   We remain confident that the transaction will be nicely accretive to EPS in 2017   Excluding one-time acquisition-related expenses.

 2016 – 2021 Midyear Rate Base  Capital Plan Grows Rate Base to $30 Billion in 2021  US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021.Includes the impact of bonus depreciation and excludes construction work in progress.Reflects actual midyear 2016 rate base compared to previous forecast of $24.2 billion.Includes 100% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest.  ~$13B Five-Year Capital Program   6  ($ billions ) (1)  $3.0  $2.9  $2.4  $2.4  $2.3  $24.3  $25.7  $27.1  $28.3  $28.9  $29.6  3-Year CAGR 5.2%  (2)  (4)  ($ billions ) (1)  (3)

 7  Progress on Major Capital Projects  Represents utility capital asset expenditures, including both the capitalized debt and equity components of AFUDC, where applicable.US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.33 for 2016 and 1.30 for 2017 through 2021.2016 reflects capital expenditures from date of acquisition.  $millions(1) (2)  Actual 2016  Forecast2017  Forecast2018-2021  ITC Multi-Value Regional Transmission Projects (3)  57  354  96  ITC 34.5 kV to 69 kV Conversion Project (3)  11  89  369  UNS Energy Springerville Unit 1 Purchase  112  -  -  Central Hudson Gas Main Replacement Program  26  33  169  FortisBC Tilbury LNG Facility Expansion – Tilbury 1A  79  65  -  FortisBC Lower Mainland System Upgrade   28  162  220  FortisAlberta Pole-Management Program  45  43  53  7  7

Opportunities Beyond Base Plan

FORTIS INC.



ITC:
Lake Erie
Connector
Prince
Edward
Island
Newfoundland
Alberta
British
Columbia
FortisOntario:
Wataynikaneyap Project &
Municipal Utility Consolidation
Ontario
Minnesota
FortisBC:
Tilbury, Woodfibre
LNG, Gas Infrastructure
New York State
Iowa
Michigan
Illinois
Kansas
Missouri
Central Hudson:
REV Demonstration Projects & NY
Transco LLC, Gas Infrastructure
Oklahoma
Arizona
UNS Energy:
Renewables &
Natural Gas
Turks and Caicos Islands
Grand
Cayman
Belize
ITC:
Mexico
Transmission
Projects
Regulated Electric
Regulated Gas
FERC Regulated Electric Transmission
Long-Term Contracted Hydro Generation

8

Development Project Update

FORTIS INC.

FORTIS BC Woodfibre LNG	• Potential pipeline expansion to the Woodfibre LNG export site • Earliest expected in service date is late 2020 • Project estimate of up to $600 million, not currently in forecast
ITC A FORTIS COMPANY Lake Erie Connector	• Proposed 1,000 MW, bi-directional, high-voltage direct current transmission line connecting the Ontario energy grid to the PJM energy market • Expected in-service date of late 2020, subject to meeting milestones
FORTIS ONTARIO Wataynikaneyap Power Project	• Opportunity to connect remote First Nations communities in Northern Ontario to clean electricity • The agreement with Renewable Energy Systems Canada to acquire its ownership interest in the Wataynikaneyap Partnership is subject to approval by the OEB and is expected to close in the first quarter of 2017

9

 Karl Smith  Executive Vice President, Chief Financial Officer

 11  Diversified Portfolio of Utilities Continues to Deliver Strong Performance  Adjusted Earnings  Adjusted EPS  Q4  ($)  ($ millions)  YTD  Q4  YTD  22% Increase  10% Increase  73% Increase  25% Increase

 Multiple Drivers of EPS Growth – Q4  12    $2.11  ($)  (2)   (2) Reflects share impact for normal course business activity and excludes the shares issued to finance a portion of the ITC transaction.  (1)   (1) Inclusive of finance charges and increased share issuance related to ITC transaction

 13  ($)  Multiple Drivers of EPS Growth– Full Year 2016  (1)   (2) Reflects share impact for normal course business activity and excludes the shares issued to finance a portion of the ITC transaction.  (2)   (1) Inclusive of finance charges and increased share issuance related to ITC transaction

 14  Liquidity and Credit Ratings  Credit Ratings(1)   Fortis Inc.  DBRS  BBB (high)  S&P  A- / BBB+  Credit Facilities   2.2  3.7  ($ billions)  1.2  2.2  Moody’s  Baa3  In October 2016, following the completion of the acquisition of ITC, DBRS revised the Corporation’s unsecured debt credit rating to BBB(high) from A(low) and revised its outlook to stable from under review with negative implications, and S&P affirmed the Corporation’s long-term corporate and unsecured debt credit ratings. In September 2016, Moody’s assigned to Fortis, with a stable outlook, a Baa3 issuer and Baa3 senior unsecured debt credit ratings.Includes $500 million of non-revolving senior unsecured equity bridge credit facility used to finance a portion of the cash purchase price of ITC.  2.4  (2)

 Regulated Utility  Application/Proceeding  Filing Date  Expected Decision  ITC  Second MISO Base ROE Complaint   Not applicable  2017  Continued Regulatory Stability  15  Regulated Utility  Application/Proceeding  Outcome  Agreement/Decision Timing  ITC  Initial MISO Base ROE Complaint   10.32% base ROE with a high-end zone of reasonableness of 11.35%  September 2016  FortisBC Energy  2016 Application: ROE and Common Equity Thickness  Maintained ROE at 8.75% and common equity thickness of 38.5%   August 2016  FortisAlberta  2016/2017 Generic Cost of Capital Proceeding (GCOC)  ROE maintained for 2016 at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37% for 2016 and 2017  October 2016  TEP  2017 General Rate Application (GRA)  Decision issued approving settlement agreement on revenue requirement9.75% ROE and common equity thickness of 50%  February 2017  Remaining Significant Regulatory Decisions  Summary of Recent Regulatory Outcomes

 16  Reiterating Average Annual Dividend Growth Target of 6% through 2021  Confident with capital plan and associated rate base growth which supports dividend guidance  $0.67  $0.82  $1.00  $1.04  $1.12  $1.16  $1.20  $1.24  $1.28  $1.40  Dividend paid per common share    Average annual dividend growth through 2021 targeted at 6%  9% CAGR  $1.53

 Key Assumptions in Fortis Sensitivity Analysis    Corporate Tax Rate  Stress tested corporate tax rates at 20% and assumed remeasurement of existing deferred tax liabilities would be offset by a regulatory deferral mechanism  100% Deductibility of Capital Investments  Assumes deductibility is required rather than a discretionary election  Interest Expense Deductibility   Loss of interest deductibility only applies to prospective debt  Key Takeaways  A slight negative impact to earnings. This assumes no mitigating factors like additional capital investments or improved economic conditions.  Not material to Fortis and does not change our strategy going forward.  17  U.S. Tax Reform

 Barry Perry  President & CEO

Outlook Remains Strong

FORTIS INC.

- Highly diversified; regulated utility, focused on wires and gas businesses
- Highly executable base capital plan
- Regulatory stability
- Consistent dividend growth
  - 43 years of consecutive dividend increases
  - 6% average annual dividend growth guidance through 2021
- Strong M&A track record & upside growth potential
  - Integrate ITC
  - Pursue additional growth opportunities
- Track record of superior shareholder returns



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2016 Earnings CallFebruary 16, 2017

 21  Expected Upcoming Events  Expected Earnings Release Dates    Q1 – 2017   May 2, 2017  Q2 – 2017  July 28, 2017  Q3 – 2017  November 3, 2017  Save the Date - 2017 Investor Day    Toronto  October 16, 2017  New York  October 18, 2017

 22  Q4 Results by Segment

 23  Full Year Results by Segment